Exhibit (a)(2)

                                                       ML Media Partners, L.P.
                                                      4 World Financial Center
                                                            New York, NY 10080

                                                              October 29, 2003

               Re: Partnership's Response to Recent Tender Offer
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Dear Partner:

ML Media Partners, L.P. (the "Partnership") has reviewed the unsolicited tender offer dated October 16, 2003 (the "Smithtown Offer") that has been made by Smithtown Bay, LLC, Merced Partners Limited Partnership, Global Capital Management , Inc., John D. Brandenborg and Michael J. Frey (collectively, the "Purchaser") to limited partners of the Partnership ("Limited Partners") to purchase their units of limited partnership interest ("Units"). The Partnership is providing this letter to describe its position regarding the Smithtown Offer. The Partnership has filed with the Securities and Exchange Commission (the "SEC") a Recommendation Statement on Schedule 14D-9 with respect to the Smithtown Offer (the "Recommendation Statement"); we have enclosed a copy of that Recommendation Statement (without exhibits) with this letter and urge you to carefully and completely review it.

Smithtown Offer

According to the Smithtown Offer, which by its terms expires at the close of business on November 14, 2003 (unless extended), the Purchaser is offering to purchase 9,020 Units (approximately 4.8% of the outstanding Units) at a purchase price of $550 per Unit, minus any cash distributions declared or paid to you by the Partnership on or after October 1, 2003 (the "Offer Price").

In response to the Smithtown Offer, the Partnership's position is as follows:

As noted in our previous correspondence, in December 2001 the Partnership entered into an agreement (the "Leveraged Recapitalization Agreement") with Century/ML Cable Venture (the "Joint Venture"), Adelphia Communications Corporation ("Adelphia"), Highland Holdings ("Highland"), and Century Communications Corporation ("Century") to sell its interest in the Puerto Rico cable systems. As described in our previous letters, Adelphia experienced significant financial and other problems that resulted in it seeking bankruptcy protection; Century (the Adelphia subsidiary that holds Adelphia's interest in the Joint Venture) also filed for bankruptcy protection; and Adelphia and Century caused the Joint Venture (over the Partnership's objection) also to file for bankruptcy protection. Both the Joint Venture and Adelphia defaulted in their obligations to purchase the Partnership's interest in the Joint Venture, and the Partnership commenced litigation against the Joint Venture, Adelphia, Century and Highland for breach of the Leveraged Recapitalization Agreement. Despite the fact that these bankruptcies will likely delay the Partnership's receipt of the proceeds from its interest in the Joint Venture, perhaps by as much as several years, and despite the uncertainties created by the bankruptcies and related litigations as to the amount the Partnership will ultimately realize for its interest in the Joint Venture, the Partnership has concluded as more fully described in the Recommendation Statement that the Smithtown Offer is inadequate and not in the best interests of the Limited Partners. ACCORDINGLY, THE PARTNERSHIP RECOMMENDS THAT LIMITED PARTNERS REJECT THE SMITHTOWN OFFER AND NOT TENDER ANY OF THEIR UNITS. However, there can be no assurances as to the amount the Partnership will realize for its interest in the Joint Venture and it cannot now be determined when the Partnership will realize the value of its interest in the Joint Venture; therefore, some Limited Partners with a


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need for liquidity may wish to consider the Smithtown Offer. The Partnership does not expect to make any further distributions to Limited Partners until the resolution of the litigation with Adelphia, Century, Highland and the Joint Venture and the disposition of the Partnership's interest in the Joint Venture.

Neither the Partnership, the Partnership's general partner, Media Management Partners (the "General Partner"), Merrill Lynch & Co., Inc., ML Leasing Management, Inc., nor any of their respective affiliates or subsidiaries, are parties to the Smithtown Offer. Furthermore, neither the General Partner, nor any of its officers, directors or affiliates intends to tender any of its or their Units pursuant to the Smithtown Offer.

Basis for Recommendation

In arriving at its recommendation, the Partnership reviewed the Smithtown
Offer and considered many factors, including the business, financial condition and prospects of the Partnership and the value of its remaining assets (taking into account the Leveraged Recapitalization Agreement for the sale of its interest in the Puerto Rico cable systems), the risks of the bankruptcy proceedings and litigations involving Adelphia, Century and the Joint Venture and the effect those proceedings could have on the Partnership's net asset value, and the likelihood that the Limited Partners will ultimately realize more for their Units in the Partnership than the amount offered by the Purchaser. The Partnership believes that all Limited Partners should carefully consider these and all other relevant facts and circumstances, including their own personal tax situation, liquidity needs and other financial considerations, and should review all available information before making a decision whether or not to tender their Units.

Factors that have been considered by the Partnership in making its recommendation include the following:

o Sale of Remaining Media Property. The sole remaining operating investment in media properties held by the Partnership is its 50% interest in the Joint Venture, which owns C-ML Cable. The Joint Venture and C-ML Cable together own and operate two cable television systems in Puerto Rico. The Joint Venture is a 50-50 joint venture of the Partnership and Century. As previously described, the Leveraged Recapitalization Agreement entered into by the Partnership in December 2001 provided for the Joint Venture to redeem the Partnership's 50% interest on September 30, 2002, for $279.8 million (subject to reduction, but not below $275 million, if the closing were to have been held earlier). Under the terms of the agreement, Highland, a Pennsylvania general partnership which is owned by members of the Rigas family (the Rigases being the former controlling shareholders of Adelphia), was obligated to arrange financing for the Joint Venture in the amount required to redeem the Partnership's interest in the Joint Venture, Adelphia was obligated to guarantee the financing, and, if the Joint Venture failed for any reason to redeem the Partnership's 50% interest, Adelphia was obligated to purchase the Partnership's interest in the Joint Venture (on the same terms as the redemption) on the next business day after the scheduled date of the redemption. Both the Joint Venture and Adelphia defaulted in their obligations to purchase the Partnership's interest. Highland also defaulted in its obligations under the Leveraged Recapitalization Agreement.

o Security for Highland and Adelphia Obligations. Century has pledged its 50% interest in the Joint Venture as security for Adelphia's obligation to consummate the purchase of the Partnership's interest in the Joint Venture. Under the terms of the pledge agreement, upon Adelphia's default on its obligation to consummate the purchase of the Partnership's interest, the Partnership has the right to seek to foreclose on Century's 50% interest and to sell 100% of the Joint Venture to a third party. However, on June 10, 2002 Century filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York and, under bankruptcy law, Century's bankruptcy filing precludes the Partnership from foreclosing at this time and will significantly delay the Partnership's ability to proceed with the foreclosure on Century's 50% interest.


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o    Litigation with Adelphia, Century, Highland and the Joint Venture. As noted in our previous letters, the Partnership has filed suit seeking damages from the Joint Venture, Adelphia, Century and Highland for breach of the Leveraged Recapitalization Agreement. Other claims against Adelphia and Century also have been asserted by the Partnership. The Court has denied the parties' respective cross-motions for summary judgment with respect to the Partnership's claims under the Leveraged Recapitalization Agreement, but has ruled that the Joint Venture, Adelphia, Century and Highland defaulted in their obligations to pay the purchase price set under the Leveraged Recapitalization Agreement to the Partnership by no later than September 30, 2002, subject to a determination that the Leveraged Recapitalization Agreement is enforceable. In that regard, Adelphia and Century have now filed counterclaims against the Partnership in which they claim that the Leveraged Recapitalization Agreement is an invalid fraudulent conveyance that should be set aside. Adelphia and Century also accuse the Partnership of committing various alleged wrongful acts against Adelphia. The Joint Venture filed nearly identical counterclaims on April 30, 2003, seeking to have its own obligations under the Leveraged Recapitalization Agreement declared unenforceable. (Because the Partnership has sued Adelphia, Century, the Joint Venture and Highland seeking to enforce its claim under the Leveraged Recapitalization Agreement, and because the Partnership claims entitlement to the recovery of its damages and/or the sale proceeds from any of those entities, including the Joint Venture, the Partnership is "adverse" to the Joint Venture for this purpose, and the Joint Venture has separate counsel.) The Partnership has moved to have each of the counterclaims filed by Adelphia, Century and the Joint Venture dismissed and to have defendants' affirmative defenses stricken. Those motions have been briefed, oral arguments occurred on September 5, 2003 and the Partnership is awaiting decisions from the Court.

     On March 31, 2003, the Bankruptcy Court refused to turn over day-to-day management rights over the Joint Venture to the Partnership, but granted the Partnership's motion requiring Adelphia and Century to accept or reject the Leveraged Recapitalization Agreement by no later than June 30, 2003. Adelphia and Century have elected to reject the Leveraged Recapitalization Agreement, an election that will be treated under the bankruptcy laws as a breach of the Leveraged Recapitalization Agreement by Adelphia and Century (giving the Partnership a claim for damages against Adelphia and Century, payable through the bankruptcy proceedings of those entities, if the Leveraged Recapitalization Agreement is held to be enforceable). As noted above, because each of Adelphia, Century, the Joint Venture and Highland is jointly and severally obligated under the Leveraged Recapitalization Agreement, the Partnership will be entitled to satisfy any judgment for damages from the assets of the Joint Venture (which has sufficient net assets to satisfy such judgment) as well as from Adelphia, Century and Highland.

     In addition, on April 21, 2003, the Bankruptcy Court denied the Partnership's motion to dismiss the bankruptcy filing by the Joint Venture.

     Discovery proceedings with regard to the Partnership's claims and Adelphia and Century's counterclaims have begun; however, due to the existence of criminal prosecution against the Rigas family, the Partnership's matter will not go to trial this year and it is difficult to predict when it will do so.

o    The General Partner Believes that the Value of the Partnership's
     Remaining Assets Exceeds the Price Offered by the Purchaser. As previously communicated, in December 2001, based on the agreement to sell the Partnership's interest in the Puerto Rico cable systems pursuant to the Leveraged Recapitalization Agreement, the General Partner estimated the net asset value of a Limited Partner's interest in the Partnership
     ("NAV") to be approximately $1,112 per Unit (after taking into account the January 2002 distribution to Limited Partners of $263 per Unit). This December 2001 NAV reflected (i) the purchase price under the Leveraged Recapitalization Agreement; (ii) the Partnership's cash


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     holdings as of September 30, 2001; (iii) the Partnership's other assets and liabilities at that time; and (iv) the estimated future expenses to be incurred by the Partnership with respect to its remaining operations and the winding-up of the Partnership, based on an anticipated final distribution date of December 31, 2002.

     The December 2001 estimated NAV did not reflect expenses that subsequently have been or will be incurred in connection with the bankruptcy proceedings involving Adelphia, Century or the Joint Venture or the costs of litigation to enforce the Partnership's rights under the Leveraged Recapitalization Agreement. These costs, together with the costs of maintaining the Partnership during the extended pendency of these actions, will reduce the NAV. In addition, the NAV may be further impacted based upon developments in the bankruptcies and related litigations. Nevertheless, based on the Partnership's assessment of the value of the Joint Venture's assets and its rights under the Leveraged Recapitalization Agreement (including any claims for damages in connection therewith), the General Partner continues to believe that the holders of the Units ultimately should realize an amount that exceeds the price offered by the Purchaser. Limited Partners who tender their Units to the Purchaser will not receive any economic benefit from the sale of the Partnership's interest in the Puerto Rico cable systems, if and when consummated by the Partnership, to the extent such value is not reflected in the price offered in the Smithtown Offer.

o The Purchaser's Profit Motive. As set forth in the Smithtown Offer, the Purchaser is making the Smithtown Offer for investment purposes and with the intention of making a profit from ownership of the Units. The Purchaser also stated its intent is to acquire the Units at a discount to the value the Purchaser might ultimately realize from owning the Units.

o No Established Trading Market. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price offered in the Smithtown Offer. Privately negotiated sales and sales through intermediaries (e.g., through informal secondary markets) currently are the primary means available to a Limited Partner to liquidate an investment in the Units (other than tender offers to purchase, including the Smithtown Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. Sales recorded by the Partnership for the twelve months ended October 1, 2003 ranged from $250 to $750 per Unit, including Units transferred pursuant to previous tender offers. The weighted average price during this period was approximately $502 per Unit.

o Limitations on Recognition of Transfers in any Tax Year; Conditions to Transfer; Uncertainty as to Timing of Payment for Units Tendered. As you know, it has been and is the Partnership's practice to limit transfers of Units within any tax year to no more than 4.8% of outstanding Units in order to stay within certain safe harbor tax provisions, so that the Partnership is not classified as a "publicly traded partnership." According to transfers submitted as of October 27, 2003, the Partnership has used all of its capacity for transfers and has met the 4.8% cap for tax year 2003. Thus, transfers pursuant to the Smithtown Offer would not be recognized prior to January 1, 2004. As the Purchaser seeks to purchase approximately 4.8% of the outstanding Units, the actual number of Units that will be recognized for transfer by the Partnership in tax year 2004, after taking into account the numbers of other transfers previously recognized for such tax year, may be fewer than the amount tendered pursuant to the Smithtown Offer. If transfers of the Partnership's Units reach the 4.8% annual limit in 2004, no further transfers will be recognized by the Partnership in such tax year, except for certain transfers that may be designated as excluded transfers under the tax law. In such event, all transfer documents relating to unrecognized transfers will be rejected by the Partnership and returned to the Purchaser.


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     According to the terms of the Smithtown Offer, a Limited Partner that tenders his, her or its Units will be paid as promptly as practicable after the expiration of the Smithtown Offer and the Purchaser has received confirmation that the Partnership has registered the transfers and the substitution of the Purchaser as a Limited Partner on its books and records. The Smithtown Offer indicates that the Purchaser does not expect the transfer of any Units to be effective earlier than January 1, 2004, and that payment will not be made until at least January 2, 2004. In addition, while the Smithtown Offer states that acceptance of the offer is revocable until the expiration date of November 14, 2003 (or after December 15, 2003, in the event the Purchaser has not accepted the Units for payment), the Purchaser retains the right to terminate the offer without notice. In addition, notwithstanding any other term of the Smithtown Offer, the Purchaser will not be required to accept for payment or pay for Units not theretofore accepted and may terminate or amend the Smithtown Offer if certain conditions exist, including, in certain cases, an increase or proposed increase by another person of its ownership of Units by two percent or more of the outstanding Units. Finally, since the Smithtown Offer also states that if more than 9,020 Units are validly tendered but not withdrawn and all conditions for the Smithtown Offer are satisfied, the Purchaser will accept for payment a pro rated amount of Units tendered (disregarding fractional Units) for each Limited Partner. Accordingly, it is uncertain (a) when (if ever) the transfer of Units tendered pursuant to the Smithtown Offer will actually be recognized by the Partnership, (b) how many of each Limited Partner's Units will be accepted, (c) what the status of any such unrecognized transfer to the Purchaser will be, and (d) when Limited Partners who tender their Units to the Purchaser will actually be paid.

o Other Limitations to Recognition of Transfers. In addition to the limitations on transfer described above, the Second Amended and Restated Agreement of Limited Partnership, as amended, which governs the Partnership, contains other limitations applicable to the transfer of interests, including certain restrictions imposed in connection with rules of the Federal Communications Commission. The Partnership Agreement, in Section 7.3, also contains other limitations applicable to the transfer of interests. Units may only be transferred to "Eligible Citizens", as defined in the Partnership Agreement. Furthermore, additional information must be provided to the Partnership by any transferee wishing to be recognized as the owner of 1% or more of the Partnership Units to address certain FCC regulatory concerns related to the ownership of the Partnership's Media Properties. The Partnership has previously been provided with confirmation as to these matters from the Purchaser. Transfers will be recorded on the books and records of the Partnership only upon the satisfactory completion and acceptance by the General Partner of transfer documents acceptable to the General Partner, in compliance with applicable laws and the terms of the Partnership Agreement.

o Limited Partners May Be Able to Sell Their Units at a Higher Price. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Smithtown Offer make their own inquiry as to alternative transactions that may be available, including among others, the informal secondary market for trading limited partnership interests, any proposed or pending tender offer by any other parties and any other offer that may be announced prior to the expiration of the Smithtown Offer. There can be no assurances, however, that a Limited Partner will be able to sell his, her or its Units or achieve a higher price in an alternative transaction.

o Lack of Depository. The Purchaser has not engaged a depository for the Smithtown Offer. As a result, there is no independent third party holding funds of the Purchaser for payment of the Offer Price that can verify independently that such funds are available for payment. Accordingly, if the Purchaser suffers an event of bankruptcy or other material adverse event prior to payment of the Offer Price to Unit holders, such payment may be delayed or not occur.

o Certain Tax Considerations. Limited Partners who have any remaining suspended "passive activity losses" from their investment in Units or otherwise should note that only a portion of any income (or loss) realized on the sale of Units will be classified as passive activity income (or loss). Additionally, if a Limited Partner is not able to sell all of his or her Units in the Smithtown Offer, a portion of any remaining unused passive activity losses attributable to the investment in the Units will remain suspended until the sale or other disposition of the remaining Units or the investor realizes sufficient passive activity income from his or her other investments to offset against those suspended losses.

     In making its recommendations with respect to the Smithtown Offer, the Partnership has not taken into account the tax consequences of, or the tax consequences to Limited Partners as a result of accepting or rejecting, the Smithtown Offer. Those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances.


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Each Limited Partner must make his, her, or its own decision whether to accept or reject the Smithtown Offer. The Partnership has not engaged any financial advisor to evaluate the terms of the Smithtown Offer or to determine whether the Smithtown Offer is fair to Limited Partners. Limited Partners are urged to carefully review all of the information contained in the Smithtown Offer, as well as the Partnership's publicly available annual, quarterly and other reports, and the terms of any tender offers by any other parties. The Partnership urges Limited Partners to consider carefully all such information, as well as the information contained in the accompanying Recommendation Statement on Schedule 14D-9, and to consider their own personal situation and consult with their own tax, financial or other advisors in evaluating the terms of the Smithtown Offer before deciding to tender Units. Limited Partners who have an immediate need for liquidity or who otherwise would prefer not to wait before realizing additional cash for their Units may wish to consider the Smithtown Offer.

TO THE EXTENT THAT YOU HAVE ALREADY TENDERED UNITS OR MAY PRIOR TO THE EXPIRATION DATE TENDER UNITS PURSUANT TO THE SMITHTOWN OFFER, YOU SHOULD CONSIDER THAT YOU HAVE A RIGHT TO WITHDRAW YOUR TENDER BY FOLLOWING THE PROCEDURES SET FORTH UNDER "SECTION 4. WITHDRAWAL RIGHTS" IN THE PURCHASER'S OFFER TO PURCHASE DATED OCTOBER 16, 2003. The Offer to Purchase provides that Units tendered pursuant to the Smithtown Offer may be withdrawn (a) at any time prior to the Smithtown Offer's expiration date (November 14, 2003, unless extended) or (b) unless such Limited Partner's tendered Units have been accepted for payment, at any time after December 15, 2003 (or such later date as may apply in the case the Smithtown Offer is extended). For withdrawal to be effective, a written notice of withdrawal must be received by the Purchaser on or prior to November 14, 2003 (or such other date as to which the Smithtown Offer has been extended) at its address as follows: Smithtown Bay, LLC, 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, must be signed by the person(s) who signed the Agreement of Sale in the same manner as the Agreement of Sale was signed, and it must also contain a medallion signature guarantee. Such notice of withdrawal must expressly indicate that it refers to the Smithtown Offer and not any other offer.

The attached Recommendation Statement on Schedule 14D-9 expands upon the reasons for the position taken by the Partnership concerning the Smithtown Offer, and contains additional information about the potential risks to Limited Partners from their continuing to hold their Units through liquidation of the Partnership. We urge you to read the Recommendation Statement carefully.

Forward Looking Information

Certain statements in the preceding discussion constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Partnership notes that a variety of factors, many of which are beyond its control, affect media property values, marketability and the Partnership's value, business prospects, and results, and could cause actual results and experience to differ materially from the expectations and estimates expressed herein. These factors include, but are not limited to, the effect of changing economic and market conditions, generally, and particularly with respect to media businesses, generally, or in specific local markets where the Partnership's media properties are located, or on specific trends in business and finance and in investor sentiment, the level of volatility of interest rates, the actions undertaken by both current and potential or new competitors, the impact of and inherent uncertainties in current, pending and future legislation, regulation, and litigation, and the other risks and uncertainties described herein. The Partnership undertakes no responsibility to update or revise any forward looking statements.


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Toll-Free Information for Limited Partners

Please do not hesitate to call our Investor Services Information Center at
(800) 288-3694 for assistance with any Partnership matter. Our Investor Services Information Center operates Monday through Friday, from 9:00 a.m. to 5:00 p.m. Eastern time.

Sincerely yours,

ML Media Partners, L.P.


/s/ I. Martin Pompadur
-------------------------
I. Martin Pompadur
For the General Partner


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